April 9, 2020

Stephen Girsky
Chief Executive Officer
VectoIQ Acquisition Corp.
1354 Flagler Drive
Mamaroneck, NY 10543

       Re: VectoIQ Acquisition Corp.
           Form 10-K for the year ended December 31, 2019
           Filed on March 6, 2020
           File No. 1-38495

Dear Mr. Girsky:

       We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

       After reviewing your response to these comments, we may have additional comments.

Form 10-K for the year ended December 31, 2019

Item 9A. Controls and Procedures
Management's Annual Report on Internal Control Over Financial Reporting, page
66

1. Your disclosure indicates that Section 404 of the Sarbanes-Oxley Act requires you to evaluate and report on your system of internal controls beginning with your Annual
      Report on Form 10-K for the year ending December 31, 2019; however, you do not disclose whether management has performed this assessment. Please amend your filing to include management's assessment of internal control over financial reporting as required by Section 404 of the Sarbanes-Oxley Act or explain to us why you do not believe this assessment is required by Item 308 of Regulation S-K.
 Stephen Girsky
FirstName LastNameStephen Girsky
VectoIQ Acquisition Corp.
Comapany NameVectoIQ Acquisition Corp.
April 9, 2020
Page 9,
April 2 2020 Page 2
FirstName LastName
Exhibits

2. We note that paragraph 4 in exhibits 31.1 and 31.2 does not include the appropriate language under paragraph 4(b) referring to internal control over financial reporting as set forth in Item 601(b)(31) of Regulation S-K. Please ensure any amendment you file to revise your Item 9A disclosures includes currently dated amended certifications that correct this omission and refer to the amended Form 10-K.
       In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      You may contact Mindy Hooker at (202) 551-3732 or Anne McConnell at (202) 551-
3709 with any questions.



                                                               Sincerely,

                                                               Division of
Corporation Finance
                                                               Office of
Manufacturing